April 27, 2007

Mail Stop 6010

Magid M. Abraham, Ph.D.
President and Chief Executive Officer
comScore, Inc.
11465 Sunset Hills Road
Suite 200
Reston, VA 20190

> **Re: comScore, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 2, 2007**
> **File No. 333-141740**

Dear Dr. Abraham:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

Risk Factors, page 8

We rely on a small number of third-party service providers…, page 15

2.   Please disclose when your data center facility agreements expire, and file the agreements as exhibits to the registration statement.

Cautionary Note, page 26

3.   You may not disclaim responsibility for your disclosure, and you should not use information that you do not believe is reliable. Therefore, please remove the statement regarding your inability to "guarantee…accuracy or completeness." Likewise, please remove the first sentence of the last paragraph on page 103 which we view as an inappropriate disclaimer.

Use of Proceeds, page 27

4.   Because Regulation S-K Item 504 requires that you disclose the approximate amount intended to be used for each purpose, please disclose the amount of proceeds intended to be used for capital expenditures.

Capitalization, page 28

5.   Please revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Dilution, page 30

6.   We note the disclosure at the bottom of page 30. Expand to disclose how the numbers and percentages in this section would change if all outstanding options and warrants were exercised.

Selected Consolidated Financial Data, page 32

7.   We note your non-GAAP disclosures related to adjusted EBITDA on pages 7 and 35, which appears to be presented as a performance measure. Please refer to Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm) and address the following:

- As it appears that the measure excludes recurring items, tell us the usefulness of the measure and discuss the facts and circumstances that would support presentation of the non-GAAP measure.

- Discuss the substantive reasons, in detail, why management believes the non-GAAP measure provides useful information to investors.

- Describe in detail the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business.

- Explain the economic substance behind management's decision to use the measure.

- Discuss the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 43

Revenues, page 44

8.   Where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed. For example, you say that revenues increased by a combination of increased business with existing customers, continued growth in the number of customers and increases in your price levels. However, you should quantify the impact of each of these factors. In addition, provide a discussion of each of your significant products and services. Your discussion should also address each of the factors that contributed to the improved margins and the significant changes in expense amounts each period, to the extent practicable.

9.   In addition, the fluctuations in balance sheet accounts (e.g., receivables, deferred revenue, etc.) should be discussed.

Cost of Revenues, page 44

10.   Please clarify why panel costs increased in 2006. Also, explain why data center costs increased.

<u>Provision for Income Taxes, page 47</u>

11.   Please quantify the limitation mentioned in the last sentence on page 47 based on the change in your ownership.

<u>Business, page 54</u>

12.   Where you use acronyms to refer to organizations, please ensure that the disclosure first explains the acronyms' meaning. For example, we note the reference to IDC in this section. Please revise as appropriate.

13.   Please tell us whether the organizations mentioned in this section:

- make their reports publicly available,
- received compensation from you for preparation of the statistics,
- prepared the statistics for use in the registration statement, or
- have consented to your use of their statistics in your document.

14.   Please add a section to describe material government regulation, including privacy regulation.

<u>Privacy, page 67</u>

15.   Please file Ernst & Young's consent to your use of its name and its certifications as you do in this section.

<u>Intellectual Property, page 69</u>

16.   Revise to state the scope and duration of your U.S. patent.

<u>Management, page 72</u>

<u>Director Compensation, page 74</u>

17.   Please provide us your analysis of why the awards you cite do not generate disclosure that must be included in a "Director Compensation" table per Regulation S-K Item 402(k)(2)(iii) and (iv) as amended by Release 33-8765 (December 22, 2006).

<u>Compensation Discussion and Analysis, page 77</u>

18.   Please expand your disclosure to clarify how you define "competitive marketplace."

19.   Please disclose the objectives established for your named executives, whether those objective were met, and how those results affected your compensation decisions.

Components of our Executive Compensation Program, page 78

20.   Expand your disclosure to describe how each compensation element discussed and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements.

Short-term Compensation, page 78

21.   Please disclose the percentage of the target bonus that you paid named executives and how you established that percentage.

22.   We note that you have not provided a quantitative discussion of the "annual company goals and objectives, functional area goals, and/or individual performance objectives" to be achieved in order for your executive officers to earn their discretionary annual bonuses. Please provide such disclosure or, alternatively, tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive, or how likely it will be for the registrant, to achieve the target levels or other factors. Please see instruction 4 to Item 402(b).

23.   Please disclose the percentage of the target bonus that you paid named executives and how you established that percentage.

Long-term Compensation, page 79

24.   Expand your disclosure to explain the factors you consider in determining whether to grant stock options that vest evenly based on time, or options that vest according to defined performance milestones.

Total Compensation, page 80

25.   Please clarify what you mean by "competitive levels." For example, do you seek to provide compensation that is average for your industry? How you determine industry standards, particularly for private companies in your industry?

Executive Compensation, page 81

Summary Compensation Table, page 81

26.   Please provide disclosure regarding valuation of the option award compensation. See the instruction to Regulation S-K Item 402(c)(2)(v) and (vi) as amended by Release 33-8765.

27.   Please quantify the amounts paid for the items in footnote (4) as required by the instructions to Regulation S-K Item 402(c)(2)(ix).

28.   Include in your narrative disclosure a discussion of the differences in compensation among your executive officers. For example, your revised disclosure should make clear why some officers received higher bonuses than others and why only one named executive officer received an option grant.

Grant of Plan-Based Awards, page 81

29.   Please provide the disclosure required in the last column of the table "Grant Date Fair Value of Stock and Option Awards."

Outstanding Equity Awards, page 82

30.   The last sentence of footnote 3 indicates that Mr. Fulgoni exercised more options than he owns according to the data in the table. Please reconcile.

Employment Agreements, page 84

31.   Please provide the quantitative disclosure required by instruction 1 to Regulation S-K Item 402(j).

Certain Relationships and Related Party Transactions, page 89

32.   Please clarify the extent to which the license agreement mentioned in the first paragraph permits the related party to compete with you. Also disclose the duration of the license. File the agreement as an exhibit to the registration statement.

33.   Please provide the disclosure required by Regulation S-K Item 404(b).

Principal and Selling Stockholders, page 90

34.   Please revise the selling stockholder table to identify the individuals who beneficially own the shares held by the entities named in the table.

35.   Please tell us whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. Any selling shareholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

   a. The selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
   b. At the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   Please revise as appropriate.

36.   Please include in the table shares that the security holders beneficially own as determined in accordance with Rule 13d-3, even if beneficial ownership is disclaimed. For example, we note footnote 15.

37.   With a view toward disclosure, please tell us when each selling shareholder acquired the offered shares and the consideration paid for the shares. If the shareholders will acquire the offered shares by conversion of outstanding securities, please tell us the consideration per common share equivalent.

38.   Please update the table to include changes such as the restricted stock grants mentioned on page II-2.

Description of Capital Stock, page 93

39.   Please disclose the number of holders of your equity.

Registration Rights, page 96

40.   Please tell us which provision of your Fourth Amended and Restated Investor Rights Agreement governs the termination of sections four and six of the same agreement.

Underwriting, page 104

41.   Refer to the fourth full paragraph on page 105. Please provide more specific information regarding your relationships with the underwriters.

Financial Statements, page F-1

42. Please update the financial statements as required by Rule 3-12 of Regulation S-X.

43. Include updated accountants' consents with all amendments to the filing.

Selected Financial Data, page 5

Consolidated Statements of Operations, page F-5

44. Please revise to remove the "total stock-based compensation" caption from the table included as a footnote on the face of your statements of operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Note 2. Revenue Recognition, page F-9

45. Please revise to disclose the specific elements of your revenue arrangements and the basis for recognizing the total value of these elements over the longest contract term. Please clarify whether any of these amounts are refundable. In addition, tell us the nature and components of the significant amount of deferred revenues and include the related accounting policy in Note 2.

Note 3. Acquisitions, pages F-17 and F-18

46. We note that you issued 1,060,000 shares of restricted common stock valued at $2,412,000 in the Q2 acquisition and 678,172 shares of restricted common stock valued at $1.6 million in the SurveySite acquisition. Please revise to disclose your basis for determining the value of the stock issued in the acquisitions in accordance with paragraph 51.d of SFAS 141.

47. Please revise Note 3 to clarify how you determined the estimated fair values of the identifiable intangible assets on pages F-17 and F-18. In addition, include a more detailed description of the methodologies and technology acquired.

48. Please tell us the specific assets that were reduced on a pro rata basis for the SurveySite acquisition since the fair value of the identifiable tangible and intangible assets exceeded the cost of the acquired business. We reference paragraph 44 of SFAS 141.

49.   Please provide the pro foma disclosures required by paragraphs 54 and 55 of
        SFAS 141 or tell us why these disclosures are not required.

Note 11. Stockholders' Deficit, page F-24

1999 Stock Option Plan, page F-24

50.   Provide us with an itemized chronological schedule detailing each issuance of
        your preferred shares, common shares, stock options and warrants, if applicable,
        for the last 12 months. Include the following information for each issuance or
        grant date:

        ·   Number of shares issued or issuable
        ·   Purchase price or exercise price per share
        ·   Any restriction or vesting terms
        ·   Management's fair value per share estimate
        ·   How management determined the fair value estimate
        ·   Identity of the recipient and relationship to the company
        ·   Amount of any recorded compensation element and accounting literature
            relied upon to support the accounting.

        In the analysis requested above, highlight any transactions with unrelated parties
        believed by management to be particularly evident of an objective fair value per
        share determination. Please provide us with a chronological bridge of
        management's fair value per share determinations to the current estimated IPO
        price per share. Also, indicate when discussions were initiated with your
        underwriter(s) about possible offering price ranges. We may have additional
        questions after the estimated IPO price is included in the filing.

Part II

Item 17. Undertakings, page II-4

51.   Please include the undertakings required by item 512(a)(5)(ii) and 512(a)(6) of
        Regulation S-K. Refer to Rule 430C(d) and Rule 424(b)(3).

Exhibits

52.   Please file the agreements governing the acquisitions you describe in the
        registration statement. See Regulation S-K Item 601(b)(2).

53.   Please file the offer agreements which represent employment terms as described
        on page 84.

54.   Please file complete exhibits with all attachments. For example, we note the exhibits missing from exhibit 10.13.

Exhibit 21

55.   Please tell us which entity is your United Kingdom subsidiary mentioned on page 47.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lynn Dicker at (202) 551-3616 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Mark R. Fitzgerald, *Wilson Sonsini Goodrich & Rosati*